                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration File No. 333-121067

PRICING SUPPLEMENT No. 16
to Prospectus Supplement dated May 18, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

                                   $5,500,000
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H
                         1.50% Notes Due March 29, 2013
         Performance Linked to the Common Stock of Medtronic, Inc. (MDT)

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series H, this pricing supplement and the accompanying prospectus supplement, dated May 18, 2005 (the "synthetic convertible prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the "MTN prospectus supplement") and the accompanying prospectus dated May 18, 2005 (the "base prospectus"). Terms used here have the meanings given them in the synthetic convertible prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o  REFERENCE EQUITY: The common stock     o  MULTIPLIER: The initial multiplier
   of Medtronic, Inc. Medtronic, Inc.        for the shares of common stock of
   is not involved in this offering          Medtronic, Inc. is 1.0. The
   and has no obligation with respect        multiplier is subject to adjustment
   to the notes.                             under various circumstances, as
                                             described under the caption
o  STATED MATURITY DATE: March 29,           "Description of the
   2013, subject to postponement if          Notes--Adjustments to multipliers
   the valuation date is postponed.          and to securities included in the
                                             calculation of the settlement
o  INTEREST RATE: 1.50% per annum.           value" on page SS-16 of the
                                             synthetic convertible prospectus
o  INTEREST PAYMENT DATES: March 29          supplement, including if Medtronic,
   and September 29 of each year,            Inc. pays a quarterly cash dividend
   beginning on September 29, 2006.          of more or less than the base
                                             dividend of $0.09625 per share on
o  INTEREST PAYMENT RECORD DATES: 15         its shares of common stock. The
   calendar days prior to each               effective adjustment date for
   interest payment date.                    adjusting the multiplier will be
                                             the first business day immediately
o  PRINCIPAL AMOUNT: $1,000 per note,        following the 19th day of each
   and in the aggregate, $5,500,000.         February, May, August or November
                                             and the valuation date, as
o  THRESHOLD VALUE: $60.6888, which          applicable.
   represents approximately 113.82% of
   $53.32, which is the average           o  STOCK SETTLEMENT: Yes, upon
   execution price per share of common       exercise by the holder of the
   stock that an affiliate of Lehman         repurchase option and at the option
   Brothers Holdings has paid to hedge       of Lehman Brothers Holdings at
   Lehman Brothers Holdings'                 maturity, all as described under
   obligations under the notes.              the caption "Description of the
                                             Notes--Stock settlement" on page
o  EARLIEST REDEMPTION DATE: March 22,       SS-21 of the synthetic convertible
   2009.                                     prospectus supplement. Lehman
                                             Brothers Holdings will provide the
o  REDEMPTION NOTICE PERIOD: 30              trustee with prior written notice
   calendar days.                            no later than the valuation date if
                                             it elects the stock settlement
o  OPTIONAL REPURCHASE NOTICE PERIOD:        option.
   Eight business days.
                                          o  LISTING: The notes will not be
o  DETERMINATION PERIOD: Three               listed on any exchange.
   business days.
                                          o  CUSIP NUMBER: 524908PN4

                                          o  ISIN NUMBER: US524908PN40

  Investing in the notes involves risks. Risk Factors begin on page SS-7 of the synthetic convertible prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------

                                                       Per Note         Total
Public offering price.................................  100.00%      $5,500,000
Underwriting discount.................................    0.25%         $13,750
Proceeds to Lehman Brothers Holdings..................   99.75%      $5,486,250

                             ----------------------

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional $825,000 aggregate principal amount of notes on the same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about March 29, 2006.

                             ----------------------

                                 LEHMAN BROTHERS

March 22, 2006

     EXAMPLES OF AMOUNT PAYABLE AT MATURITY OR UPON REDEMPTION OR REPURCHASE

Here are two examples of hypothetical alternative redemption amount calculations. In each of these examples it is assumed that Medtronic, Inc. does not change the amount of the quarterly cash dividends that it pays on its shares of common stock during the term of the notes.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $45:

Alternative redemption amount per $1,000 note =

                                   $45.00
                         $1,000 x ---------- = $741.48
                                   $60.6888

As a result, on the maturity date or upon redemption, you would receive $1,000, plus accrued but unpaid interest, per $1,000 note because $1,000 is greater than
$741.48.

In the case of stock settlement at maturity or upon repurchase in this example, you would receive, if you held a $1,000 note, 22 shares of common stock of
Medtronic, Inc. plus $10.00 in cash, plus accrued but unpaid interest at maturity, or 16 shares of common stock of Medtronic, Inc. plus $21.48 in cash, plus accrued but unpaid interest, upon repurchase. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held $5,500,000 aggregate principal amount of notes, you would receive, in total, 122,222 shares of common stock of Medtronic, Inc. plus $10.00 in cash, plus accrued but unpaid interest, at maturity, or 90,625 shares of common stock of Medtronic, Inc. plus $15.00 in cash, plus accrued but unpaid interest, upon repurchase.

EXAMPLE 2. ASSUMING THE SETTLEMENT VALUE IS $75:

Alternative redemption amount per $1,000 note =

                                   $75.00
                         $1,000 x ---------- = $1,235.81
                                   $60.6888

As a result, on the maturity date or upon redemption, you would receive
$1,235.81, plus accrued but unpaid interest, per $1,000 note because $1,235.81 is greater than $1,000.

In the case of stock settlement at maturity or upon repurchase in this example, you would receive, if you held a $1,000 note, 16 shares of common stock of
Medtronic, Inc. plus $35.81 in cash, plus accrued but unpaid interest, at maturity or upon repurchase. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held $5,500,000 aggregate principal amount of notes, you would receive, in total, 90,626 shares of common stock of Medtronic,
Inc. plus $5.00 in cash, plus accrued but unpaid interest, at maturity or upon repurchase.

To the extent the actual settlement value differs from the values assumed above or that Medtronic, Inc. changes the amount of the quarterly cash dividends it pays, the results indicated above would be different.

                                      PS-2

                                 THE INDEX STOCK

MEDTRONIC, INC.

Lehman Brothers Holdings has obtained the following information regarding
Medtronic, Inc. from Medtronic, Inc.'s reports filed with the SEC.

Medtronic, Inc. functions in five operating segments, including Cardiac Rhythm
Management; Spinal, Ear, Nose and Throat and Navigation; Neurological and
Diabetes; Vascular; and Cardiac Surgery. Through these five operating segments,
Medtronic, Inc. develops, manufactures, and markets its medical devices in more than 120 countries worldwide. Medtronic, Inc.'s primary products include those for heart and vascular disease, neurological disorders, chronic pain, spinal disorders, diabetes, urologic and digestive system disorders, and eye, ear, nose and throat disorders.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE SHARES OF COMMON STOCK OF MEDTRONIC, INC.

The shares of common stock of Medtronic, Inc. are listed on The New York Stock
Exchange under the symbol "MDT".

The following table presents the high and low closing prices for the shares of common stock of Medtronic, Inc., as reported on The New York Stock Exchange during each fiscal quarter in 2003, 2004, 2005 and 2006 (through the date of this pricing supplement), and the closing price at the end of each quarter in
2003, 2004, 2005 and 2006 (through the date of this pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance. Lehman Brothers Holdings cannot assure you that the prices of the index stock will not fall below the threshold value or will increase enough so that the alternative redemption amount will be greater than or equal to $1,000. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-3

                                                 HIGH        LOW     PERIOD END
                                              ----------  ---------  ----------

2003
  First Quarter .............................   $47.99     $43.10      $45.12
  Second Quarter.............................    50.30      45.68       47.97
  Third Quarter..............................    52.65      46.92       46.92
  Fourth Quarter.............................    48.91      43.36       48.61

2004
  First Quarter .............................   $52.00     $46.50      $47.75
  Second Quarter.............................    51.33      46.40       48.72
  Third Quarter..............................    51.90      48.55       51.90
  Fourth Quarter.............................    53.28      47.01       49.67

2005
  First Quarter .............................   $54.92     $48.75      $50.95
  Second Quarter ............................    53.92      50.30       51.79
  Third Quarter .............................    57.85      51.77       53.62
  Fourth Quarter.............................    58.49      52.87       57.57

2006
  First Quarter (through the date of this
    pricing supplement)......................   $59.54     $52.66      $53.83

                                      PS-4

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values calculated on the valuation date:

o    the hypothetical alternative redemption amount per $1,000 note;

o    the percentage change from the principal amount to the hypothetical alternative redemption amount;

o    the hypothetical total amount payable at stated maturity per $1,000 note
     (without interest);

o    the hypothetical total rate of return (without interest);

o    the hypothetical annualized pre-tax rate of return (without interest);

o    the hypothetical total rate of return (including interest); and

o    the hypothetical annualized pre-tax rate of return (including interest).

                                       PERCENTAGE      HYPOTHETICAL
                                       CHANGE FROM     TOTAL AMOUNT
                                      THE PRINCIPAL     PAYABLE AT                    HYPOTHETICAL                    HYPOTHETICAL
                        HYPOTHETICAL  AMOUNT TO THE       STATED       HYPOTHETICAL    ANNUALIZED     HYPOTHETICAL     ANNUALIZED
                        ALTERNATIVE   HYPOTHETICAL     MATURITY PER   TOTAL RATE OF   PRE-TAX RATE    TOTAL RATE OF   PRE-TAX RATE
     HYPOTHETICAL        REDEMPTION    ALTERNATIVE      $1,000 NOTE       RETURN        OF RETURN        RETURN         OF RETURN
 SETTLEMENT VALUE ON     AMOUNT PER    REDEMPTION        (WITHOUT        (WITHOUT       (WITHOUT       (INCLUDING      (INCLUDING
 THE VALUATION DATE      $1,000 NOTE     AMOUNT          INTEREST)       INTEREST)      INTEREST)       INTEREST)       INTEREST)
---------------------  -------------- -------------   -------------- --------------- --------------  --------------- --------------

       $20.00            $  329.55        -67.04%       $1,000.00           0.00%          0.00%          10.50%          1.44%
        30.00               494.33        -50.57         1,000.00           0.00           0.00           10.50           1.44
        40.00               659.10        -34.09         1,000.00           0.00           0.00           10.50           1.44
        50.00               823.88        -17.61         1,000.00           0.00           0.00           10.50           1.44
        60.6888 (1)       1,000.00          0.00         1,000.00           0.00           0.00           10.50           1.44
        70.00             1,153.43         15.34         1,153.43          15.34           2.06           25.84           3.34
        80.00             1,318.20         31.82         1,318.20          31.82           4.03           42.32           5.17
        90.00             1,482.98         48.30         1,482.98          48.30           5.79           58.80           6.83
       100.00             1,647.75         64.78         1,647.75          64.78           7.40           75.28           8.35

(1)  This figure reflects the threshold value.

---------------------

For purposes of this table, it is assumed that Medtronic, Inc. does not change the amount of the quarterly cash dividends that it pays on its shares of common stock during the term of the notes.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

The table above only provides hypothetical return information with regard to notes held to maturity. It is not applicable in the case of notes repurchased or redeemed prior to the stated maturity date.

You should compare the features of the notes to other available investments before deciding to purchase the notes. Due to the uncertainty as to whether the alternative redemption amount, at stated maturity or in connection with a repurchase or redemption, will be greater than $1,000 per $1,000 note or whether the notes will be redeemed prior to the stated maturity date, the return on investment with respect to the notes may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others and available through Lehman Brothers Inc. You should reach an investment decision only after carefully considering the suitability of the notes in light of your particular circumstances.

                                      PS-5

           SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Lehman Brothers Holdings is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the actual interest payments on the notes and estimates the amount and timing of contingent payments on the notes. Lehman Brothers
Holdings has determined that the comparable yield is an annual rate of 5.4020%
compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 note is $7.50 semi-annually and $1,334.18 due at maturity.
Lehman Brothers Holdings agrees and, by purchasing a note, you agree, for United
States federal income tax purposes, to be bound by Lehman Brothers Holdings'
determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers
Holdings in determining your interest accruals, and the adjustments thereto, in respect of the notes.

Because there is no statutory, judicial, or administrative authority directly addressing the characterization of notes with terms such as the notes for United
States federal income tax purposes, it is possible that the Internal Revenue
Service could assert characterizations other than those described in the accompanying synthetic convertible prospectus supplement that could affect the timing, amount and character of income, gain, loss or deduction. You should consult your own tax advisors concerning the federal income tax consequences of the notes in light of your particular situation. See "United States Federal
Income Tax Consequences" in the accompanying synthetic convertible prospectus supplement.

                                      PS-6

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement.
After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $825,000 additional aggregate principal amount of notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers
Inc. will be committed, subject to certain conditions, to purchase the additional notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be $6,325,000, $15,813 and $6,309,187, respectively.

Lehman Brothers Holdings expects to deliver the notes against payment on or about March 29, 2006, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the notes on the date of this pricing supplement, it will be required, by virtue of the fact that the notes initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

An affiliate of Lehman Brothers Holdings has entered into a swap transaction in connection with the notes and has received customary compensation for that transaction.

                                      PS-7

                                   $5,500,000

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H

                         1.50% NOTES DUE MARCH 29, 2013
                            PERFORMANCE LINKED TO THE
                      COMMON STOCK OF MEDTRONIC, INC. (MDT)

                             ----------------------

                               PRICING SUPPLEMENT
                                 MARCH 22, 2006

                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 18, 2005,

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 18, 2005 AND

                                   PROSPECTUS
                               DATED MAY 18, 2005)

                             ----------------------

                                 LEHMAN BROTHERS